Filed Pursuant to Rule 433

Registration No. 333-227315

Term Sheet dated October 18, 2018

The Progressive Corporation

$550,000,000

4.00% SENIOR NOTES DUE 2029

Issuer:	The Progressive Corporation

Format:	SEC Registered

Securities:	4.00% Senior Notes Due 2029 (“Senior Notes”)

Expected Ratings (Moody’s / S&P / Fitch)*:	A2 / A / A (stable/stable/stable)

Security Type:	Senior Unsecured Fixed Rate Notes

Trade Date:	October 18, 2018

Settlement Date:	October 23, 2018 (T+3). Under Rule 15c6-1 of the Securities and Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Senior Notes on the date of pricing will be required, by virtue of the fact that the Senior Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Maturity Date:	March 1, 2029

Principal Amount:	$550,000,000

Treasury Benchmark:	2.875% due August 15, 2028

Treasury Benchmark Yield:	3.171%

Spread to Treasury Benchmark:	85 basis points

Yield to Maturity:	4.021%

Price to Public:	99.828% of principal amount

Coupon:	4.00%

Gross Underwriting Discount:	0.65%

Proceeds to Issuer Before Expenses:	$545,479,000

Interest Payment Dates:	Semi-annually on March 1 and September 1, commencing on March 1, 2019 (short first coupon)

Optional Redemption:	If prior to December 1, 2028, make whole call as set forth in the preliminary prospectus supplement (Treasury Rate plus 15 basis points). If on or after December 1, 2028, par call as set forth in the preliminary prospectus supplement.

Denominations:	Minimum of $2,000, with increments of $1,000 thereafter

CUSIP; ISIN:	743315 AV5/US743315AV57

Joint Bookrunners:	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC

Co-Managers:	Credit Suisse Securities (USA) LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus and preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request by calling Goldman Sachs & Co. LLC toll free at 1-866-471-2526 or J.P. Morgan Securities LLC toll free at 1-212-834-4533.

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